EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Southern Michigan Bancorp, Inc.

We consent to the incorporation by reference in the Registration Statements (No. 333-171250) on Form S-3 and (No. 333-151379) on Form S-8 of Southern Michigan Bancorp, Inc. of our report dated March 30, 2012, relating to the consolidated balance sheets of Southern Michigan Bancorp, Inc. and its subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of Southern Michigan Bancorp, Inc.

/s/ CliftonLarsonAllen LLP

Toledo, Ohio

March 30, 2012